Exhibit 4.2

DESCRIPTION OF REGISTERED SECURITIES

As of December 31, 2024, Purple Innovation, Inc. (the “company,” “we,” “us” and “our”) had two class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: (i) our Class A Common Stock, par value of $0.0001 per share, and (ii) Series C Junior Participating Preferred Stock Purchase Rights (the “Rights”), both of which are listed on the NASDAQ Global Select Market..

Description of Class A Common Stock

The following description of the rights of the holders of our Class A Common Stock summarizes certain provisions of our Second Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), and our Third Amended and Restated Bylaws (the “Bylaws”). The description is intended as a summary, and is qualified in its entirety by reference to our Certificate of Incorporation and our Bylaws, copies of which have been included as exhibits to this Annual Report on Form 10-K.

General

Our authorized capital stock consists of: (a) 300 million shares of common stock, which consists of (i) 210 million shares of Class A Common Stock, par value of $0.0001 per share, and (ii) 90 million shares of Class B Common Stock, par value of $0.0001 per share; and (b) 5 million shares of undesignated preferred stock, $0.0001 par value per share.

Listing

Our Class A Common Stock is listed and principally traded on the NASDAQ Global Select Market under the symbol “PRPL.”

Voting Rights

Holders of Class A Common Stock are entitled to one vote for each share held on all matters to be voted on by stockholders. Unless specified in our Second Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws, or as required by applicable provisions of the Delaware General Corporation Law (“DGCL”) or applicable stock exchange rules, the affirmative vote of a majority of our common shares that are voted is required to approve any such matter voted on by our stockholders. Directors are elected by a majority of the votes cast at an annual meeting of stockholders by holders of our common stock. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.

Dividends

Holders of Class A Common Stock are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor.

Liquidation

In the event of a liquidation, dissolution or winding up of the Company, holders of our Class A Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the common stock. Holders of our Class A Common Stock have no preemptive or other subscription rights, other than as described below in the section entitled “Preemptive or Other Rights.” There are no sinking fund provisions applicable to the Class A Common Stock.

Preemptive or Other Rights

On February 1, 2018 the Company entered into a subscription agreement (the “Coliseum Subscription Agreement”) with CCP and Blackwell (together the “Coliseum Investors”), pursuant to which CCP agreed to purchase from the Company 2,900,000 shares of Class A Common Stock of the Company at a purchase price of $10.00 per share and Blackwell agreed to purchase from the Company 1,100,000 shares of Class A Common Stock of the Company at a purchase price of $10.00 per share (the “Coliseum Private Placement”). The shares of the Company’s common stock issued in the Coliseum Private Placement were not registered under the Securities Act in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

In connection with the Coliseum Private Placement, we granted to the Coliseum Investors preemptive rights for the future sale of Company securities. So long as the Coliseum Investors hold at least 50% of the shares of Class A Common Stock acquired in the Coliseum Private Placement, the Coliseum Investors are entitled to purchase up to their pro rata share of all equity securities issued by the Company, subject to certain exceptions.

In addition, the Coliseum Subscription Agreement provides the Coliseum Investors (and any other funds or accounts managed by Coliseum Capital Management, LLC) with a right of first refusal to provide all, but not less than all, of any of the following financings by the Company or any of its subsidiaries: (i) preferred equity financing with a preference to or over any of the terms of the Company’s common stock and (ii) any debt financing with a principal amount outstanding (together with all other debt provided by lender or group of lenders) greater than or equal to $10 million, other than (x) the replacement or refinancing of existing indebtedness or (y) an asset based loan on customary terms with an all in interest rate of not greater than 5% per year, by the Company or any of its subsidiaries.

Other than the Coliseum Investors, stockholders will have no preemptive or other subscription rights and there will be no sinking fund or redemption provisions applicable to the Class A Common Stock and Class B Common Stock.

Registration Rights

On January 23, 2024, the Company entered into an Amended and Restated Registration Rights Agreement with CCP, Blackwell, Coliseum Capital Co-Invest III, L.P., Harvest Master, Harvest Partners, and HSCP (the “Warrant Holders”), providing for the registration under the Securities Act of 1933, as amended (the “Securities Act”) of certain warrants issued to the Warrant Holders (the “2024 Warrants”) , the shares issuable upon the exercise of the 2024 Warrants and the Class A Stock held by the Warrant Holders as of such date, subject to customary terms and conditions. On March 10, 2025, the Company entered into a Second Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) with the Warrant Holders, providing for the registration of the 2024 Warrants and certain additional warrants issued to the Warrant Holders (the “2025 Warrants” and, together with the 2024 Warrants, the “Warrants”), the shares of Common Stock issuable upon the exercise of the Warrants, and the Class A Common Stock held by the Warrant Holders as of such date (the “Registrable Securities”). The Registration Rights Agreement entitles the Warrant Holders to demand registration of the Registrable Securities and also to piggyback on the registration of Company securities by the Company and other Company securityholders. The Company will be responsible for the payment of the Warrant Holders’ expenses in connection with any offering or sale of Registrable Securities by the Warrant Holders, including underwriting discounts or selling commissions, placement agent or broker fees or similar discounts, commissions or fees relating to the sale of certain Registrable Securities.

Transfer Agent

Pacific Stock Transfer, Inc is the transfer agent and registrar for our common stock.

Certain Anti-Takeover Provisions of Delaware Law and our Certificate of Incorporation and Bylaws

DGCL Provisions. We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “merger” with:

●	a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

●	an affiliate of an interested stockholder; or

●	an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “merger” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 do not apply if:

●	our board of directors approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

●	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

●	on or subsequent to the date of the transaction, the merger is approved by our board of directors and authorized at a meeting of its stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our Bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders and specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed.

Additional Authorized Shares of Capital Stock. The additional shares of authorized common stock and preferred stock available for issuance under our Certificate of Incorporation, could be issued at such times, under such circumstances and with such terms and conditions as to impede a change in control.

Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by the stockholders, to issue shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

Limitations on Stockholder Ability to Act by Written Consent or Call Special Meetings. The Certificate of Incorporation eliminates the right of stockholders to act by written consent without a meeting. Further, the Bylaws and Certificate of Incorporation provide that special meetings of stockholders may be called only by the Chairman of our board of directors, our Chief Executive Officer, or our board of directors acting pursuant to a resolution adopted by a majority of our board of directors.

Choice of Forum. Our Certificate of Incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our Certificate of Incorporation or our Bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.

Description of Series C Junior Participating
Preferred Stock Purchase Rights

General

On June 27, 2024, our board of directors adopted and we entered into a limited-duration stockholder rights agreement (the “NOL Rights Plan”) by and between the Company and Pacific Stock Transfer Company, as rights agent, with a stated expiration date of June 30, 2025. Our board of directors adopted the the NOL Rights Plan to protect stockholder value by attempting to safeguard the Company’s ability to use its June 30, 2024 estimated $238 million of net operating losses (the “Current NOLs”) to reduce potential future federal income tax obligations from becoming substantially limited by future ownership changes in our common stock under under Section 382 of the Internal Revenue Code of 1986, as amended (“Code Section 382”).

The NOL Rights Plan provided for the issuance of a dividend of Right for each share of common stock outstanding on July 26, 2024. Our stockholders ratified the NOL Rights Plan on October 15, 2024.

The following is a summary description of the Purchase Rights and the other material terms and conditions of the NOL Rights Plan. This summary is intended to provide a general description only, does not purport to be complete and is qualified in its entirety by reference to, and should be read in conjunction with, the complete text of the NOL Rights Plan. All capitalized terms used herein but not defined herein shall have the meanings ascribed to such terms in the NOL Rights Plan.

Applicability of NOL Rights Plan

Under the NOL Rights Plan, since July 26, 2024, each share of our Common Stock has carried with it one Right, until the earlier of the the Distribution Time (as defined below) or expiration of the Rights, as described below. In general, any Person that, together with all Affiliates and Associates (each as defined in the NOL Rights Plan), acquires greater than 4.9% of our outstanding Common Stock after June 27, 2024 (the date of the board of directors’ adoption of the NOL Rights Plan), will be subject to significant potential dilution. In addition, the NOL Rights Plan provides that stockholders that owned greater than 4.9% of our Common Stock on June 27, 2024 (such stockholders are referred to as “Grandfathered Persons” in the NOL Rights Plan) will not trigger the NOL Rights Plan as long as they do not (i) acquire additional shares of our Common Stock representing one-half of one percentage point or more of our outstanding shares of Common Stock at the time of such acquisition or (ii) fall under 4.9% ownership of our outstanding Common Stock and then re-acquire shares of our Common Stock that in the aggregate equal 4.9% or more of our outstanding Common Stock.

Any Person that acquires shares of our Common Stock in violation of these percentage ownership limitations is deemed an “Acquiring Person.” The definition of “Acquiring Person” contains several exemptions, including for (i) the Company or any subsidiary of the Company, in each case including in its fiduciary capacity, or any employee benefit plan of the Company or of any subsidiary of the Company, or any entity or trustee holding (or acting in a fiduciary capacity in respect of) our Common Stock for or pursuant to the terms of any such plan or for the purpose of funding any such plan or funding other employee benefits for employees of the Company or of any subsidiary of the Company; (ii) any officer, director or employee of the Company or any subsidiary, solely in respect of such Person’s status or authority as such (including any fiduciary capacity); and (iii) any other Person or group whose acquisition is determined by our board of directors, in our board of directors’ sole discretion, to not jeopardize our Current NOLs or is otherwise in the Company’s best interests.

The Rights

From the record date of July 26, 2024 until the Distribution Time or earlier expiration of the Rights, the Rights will trade with, and be inseparable from, our Common Stock. New Rights will also accompany any new shares of Common Stock that are issued after July 26, 2024, until the Distribution Time or earlier expiration of the Rights.

Exercise Price

Each Right will allow its holder (other than the Acquiring Person or its Affiliates or Associates) to purchase from our Company one one-thousandth of a share of Series C Junior Participating Preferred Stock (each, a “NOL Preferred Share”) for $2.75, subject to adjustment (the “Exercise Price”) once the Rights become exercisable. This fraction of a NOL Preferred Share will entitle the stockholder to approximately the same dividend, voting and liquidation rights as would one share of our Common Stock. Prior to exercise, the Rights do not entitle its holder any dividend, voting or liquidation rights.

Exercisability

Unless the NOL Rights Plan is terminated, the Rights are exchanged or the Rights are redeemed, the Rights will only be exercisable by holders (other than the Acquiring Person or its Affiliates or Associates) upon the earlier of (i) 10 days after the first public announcement that a Person or group of Persons has become an Acquiring Person and (ii) the close of business on the 10th business day (or such later date as may be determined by the board of directors) after the date that a tender or exchange offer by any Person is first published, if such Person would become an Acquiring Person if such tender or exchange offer is completed.

We refer to the date when the Rights become exercisable as the “Distribution Time.” Until that date or earlier expiration of the Rights, our Common Stock certificates will also evidence the Rights, and any transfer of shares of our Common Stock will constitute a transfer of Rights. After the Distribution Time, the Rights will separate from the Common Stock and be evidenced by book-entry credits or by Rights certificates that we will mail to all eligible holders of Common Stock. After the Distribution Time, any Rights held by an Acquiring Person, or any Affiliates or Associates of the Acquiring Person, will be void and will not be exercisable.

Consequences of a Person or Group Becoming an Acquiring Person

If a Person or group becomes an Acquiring Person, all holders of Rights, except the Acquiring Person, or any Affiliates or Associates of the Acquiring Person, may, upon payment of the Exercise Price, purchase NOL Preferred Shares with an aggregate market value of twice the Exercise Price, based on the “Current Market Price” (as defined in the NOL Rights Plan) of our Class A Stock on the Distribution Time.

Exchange

After a Person or group becomes an Acquiring Person, but before such Acquiring Person holds more than 50% of our Common Stock, our board of directors, in its sole discretion, may extinguish the Rights by exchanging one share of our Class A Stock for each Right, other than Rights held by the Acquiring Person or any Affiliates or Associates of the Acquiring Person.

Redemption

Our board of directors may redeem the Rights for $0.0001 per Right at any time before the Distribution Time. If our board of directors redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.0001 per Right. The redemption price will be adjusted if we have a stock split or stock dividends on our Common Stock.

Preferred Share Provisions

Each NOL Preferred Share, if issued:

●	will not be redeemable;

●	will entitle holders to quarterly dividends equal to the greater of $1.00 per share or 1,000 times the amount of all cash dividends (plus 1,000 times the amount of non-cash dividends or other distributions) paid on one share of our Common Stock;

●	will entitle holders upon liquidation to receive $1,000 per share plus accrued and unpaid dividends per share; and

●	will vote together with the Common Stock as one class on all matters submitted to a vote of stockholders of the Company and will have the same voting power as 1,000 shares of Common Stock.

Expiration

The Rights will expire on the earliest to occur of (i) the close of business on June 30, 2025; (ii) the time at which the Rights are redeemed (as discussed below) or exchanged by the Company; (iii) the repeal of Code Section 382, if our board of directors determines that the NOL Rights Plan is no longer necessary for the preservation of the Current NOLs; or (v) the beginning of a taxable year of the Company to which our board of directors determines that no Current NOLs may be carried forward.

Anti-Dilution Provisions

The Exercise Price payable, and the number of shares of Common Stock or NOL Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution:

●	in the event a stock dividend is declared on any outstanding (i) Common Stock payable in Class A Stock or (ii) NOL Preferred Shares payable in NOL Preferred Shares;

●	in the event of any subdivision of (i) Common Stock or any combination of Common Stock into a smaller number of shares or (ii) NOL Preferred Shares or any combination of NOL Preferred Shares into a smaller number of shares; or

●	upon the reclassification of (i) any Common Stock (including any such reclassification in connection with a consolidation or merger) or (ii) any NOL Preferred Shares (including any such reclassification in connection with a consolidation or merger).

Amendments

The terms of the NOL Rights Plan may be amended by our board of directors without the consent of the holders of the Rights. After the Distribution Time, our board of directors may not amend the NOL Rights Plan in a way that adversely affects holders of the Rights (other than an Acquiring Person, or an Affiliate or Associate of an Acquiring Person).

Additional Information

For additional information on the NOL Rights Plan, see our Registration Statement on Form 8-A filed with the SEC on June 28, 2024. The NOL Rights Plan is filed as an exhibit to our accompanying Annual Report on Form 10-K.